News Release

B2Gold Corp. Announces Further Positive Drilling Results from the Exploration Program at the Otjikoto Gold Project in Namibia

Vancouver, April 10, 2013 – B2Gold Corp. (TSX: BTO, OTCQX: BGLPF, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announced additional positive drilling results from the exploration program at the Otjikoto Gold Project in Namibia. Of note, step-out diamond drill hole number WH12-345 returned 35.70 metres grading 4.82 grams per tonne (“g/t”) gold, including 15.30 metres grading 7.93 g/t gold, from the recently discovered Wolfshag zone. These positive drill results from the Wolfshag zone as detailed below indicate the potential to outline additional resources that could lead to the expansion of production at the Otjikoto gold project.

The Otjikoto gold project is located approximately 300 kilometres north of Windhoek, the capital of Namibia, and is owned 92% by B2Gold and 8% by EVI Gold (Pty) Ltd, a Namibian black empowerment group. The Otjikoto deposit has probable open pit mineral reserves of 29.4 million tonnes at a grade of 1.42 g/t gold containing 1.34 million ounces of gold (see news release dated January 10, 2013). Construction of the Otjikoto mine commenced in January and is scheduled for completion in the fourth quarter of 2014 when mill production is expected to begin and the first gold production is scheduled. The first full year of gold production is scheduled for 2015. The life of the mine, based on the probable reserves, is estimated to be 12 years, with annual forecast gold production of approximately 141,000 ounces gold per year for the first five years at an average operating cash cost of $524 per ounce of gold and for the life of mine approximately 112,000 ounces of gold per year at an average operating cash cost of $689 per ounce.

This year, to date, forty seven holes totalling 8,510 metres have been drilled on the Otjikoto Project. Thirteen holes totaling 1,698 metres were completed in the proposed Otjikoto open pit to aid in definition of ore shoots and six holes were drilled as part of civil engineering studies. The remaining holes were drilled on the Wolfshag zone discovery, situated immediately to the east and northeast of the proposed open pit on the main Otjikoto deposit.

The final results for the 2012 drilling program and initial results of the 2013 drilling campaign have been received. Step out drilling has increased the strike length of the Wolfshag zone from 950 metres to in excess of 1,600 metres and the mineralized system remains open down plunge to the south. Significant new results from the Wolfshag drilling include:

  OT12-345 with 35.70 metres grading 4.82 g/t gold, including 15.30 metres at 7.93 g/t gold;
  OT12-344 with 27.10 metres grading 2.05 g/t gold, including 6.55 metres at 5.19 g/t gold; and
  WH13-068 with 11.35 metres grading 2.72 g/t gold, including 5.00 metres at 5.16 g/t gold

The Wolfshag zone is comprised of a series of stacked, easterly dipping, shallow south-southeast plunging mineralized zones hosted within albitite + calcite + clay altered metasediments and marble lenses between folded, recrystallized and sheared marbles, the West and East marbles, within a thrust ramp complex. Mineralization consists of banding parallel pyrite-magnetite-calcite veins and replacement zones and steep tension gashes. The main, upper, WA zone at Wolfshag ranges in thickness from 6 to 35 metres and width from 50 to 75 metres. The lower zones are not as well defined as the WA shoot. Wolfshag mineralization is situated below the OTB and footwall marble marker horizons and the main Otjikoto deposit ore shoots.

A summary of the recent Wolfshag zone results are tabulated below:

Hole ID	Section (N)	Station (E)		From (metres)	To (metres)	Length* (metres)	Gold (g/t)	Gold g/t (cut to 45 g/t Gold)
OT96	6800	5350		435.15	435.55	0.40	21.30	21.30
OT228	7200	5250		395.30	396.20	0.90	11.60	11.60
OT228	7200	5250	and	452.00	456.00	4.00	1.30	1.30
OT219	7200	5300		564.00	565.00	1.00	6.72	6.72
OT219	7200	5300	and	568.80	578.05	9.25	1.61	1.61
OT219	7200	5300	and	611.70	616.00	4.30	3.74	3.74
OT219	7200	5300	and	622.00	625.00	3.00	1.40	1.40
OT12-345	7600	5125		53.35	61.90	8.55	4.91	2.60
OT12-345	7600	5125	and	226.50	241.00	14.50	1.65	1.65
OT12-345	7600	5125	and	337.00	372.70	35.70	4.82	4.31
OT12-345	7600	5125	incl	338.90	344.40	5.50	10.14	8.40
OT12-345	7600	5125	incl	338.90	354.20	15.30	7.93	6.74
OT12-345	7600	5125	incl	350.00	354.20	4.20	13.64	11.60
OT12-344	7700	5100		33.00	38.00	5.00	0.65	0.65
OT12-344	7700	5100	and	316.50	321.20	4.70	1.27	1.27
OT12-344	7700	5100	and	325.00	352.10	27.10	2.05	2.05
OT12-344	7700	5100	incl	326.85	333.40	6.55	5.19	5.19
OT12-344	7700	5100	and	377.10	381.35	4.25	6.48	6.48
OT12-344	7700	5100	and	428.80	430.75	1.95	6.30	6.30
WH13-068	8700	4825		19.25	29.00	9.75	0.88	0.88
WH13-068	8700	4825	and	42.65	54.00	11.35	2.72	2.72
WH13-068	8700	4825	and	87.60	88.60	1.00	32.50	32.50
WH12-063	8800	4775		63.90	64.80	0.90	7.67	7.67
WH12-065	8800	4800		20.30	30.30	10.00	1.68	1.68
WH13-067	8800	4820		27.35	39.90	12.55	0.86	0.86

* The geometry of the zone is not fully understood at the current time. True widths are estimated to be 85% to 90% of intersected width.

Hole OT12-344 stepped out 100 metres south from OTG25, which returned 19.81 metres grading 15.0 g/t gold (see news release dated December 11, 2012), and intersected a series of stacked mineralized zones in what is inferred to be the eastern side of the Wolfshag zone. The WA zone returned 27.10 metres grading 2.05 g/t gold, including 6.55 metres grading 5.19 g/t gold, and the lower zones 4.25 metres grading 6.48 g/t gold and 1.95 metres grading 6.30 g/t gold. Hole OT12-345 stepped out 100 metres south from OT12-344 and returned 35.70 metres grading 4.82 g/t gold, including 5.50 metres at 10.14 g/t gold and 4.20 metres at 13.64 g/t gold. Abundant visible gold was associated with the higher grade portions of the zone. It is inferred that OT12-345 intersected the central portion of the main high grade zone. The downdip extensions of the main Otjikoto style, pyrrhotite+pyrite rich quartz-carbonate-garnet vein systems were intersected in the upper portion of the hole with 8.55 metres grading 4.91 g/t gold (2.60 g/t gold with individual assays cut to 45 g/t gold) starting at 53.35 metres down hole and 14.50 metres grading 1.65 g/t gold starting at 226.50 metres.

Three historic holes, OT219, OT228 and OT96, were deepened to test for the southern extension of the Wolfshag zone. Hole OT219, on section 7200N, intersected a series of mineralized zones within a broad zone of strongly albitized and carbonate altered schists and ‘chalky’ calcite-clay-pyritic shears, with the best interval grading 3.74 g/t gold over 4.30 metres. Hole OT228, 75 metres to the west of OT219, was deepened and intersected zones of strong pyrite-magnetite replacement mineralization within the steep western marble horizon and narrower zones of veining within embayments of albitite in the marble. The main zone of mineralization returned 14.60 metres at 0.41 g/t gold and while lower grade it is inferred that the main zone of mineralization is immediately to the east of this deepened hole. Similarly, hole OT96 was deepened and intersected the western marble with localized zones of Wolfshag style mineralization and carbonate-albite alteration, suggesting the mineralized system may extend an additional 400 metres south from OT219.

Three diamond drill rigs are currently active on the property, focused on the exploration and definition of the Wolfshag zone and parallel structures. An initial resource estimate for the zone is expected by year end. The Otjikoto exploration budget for 2013 is $8.0 million. More drill results will be released as they are available.

B2Gold’s Quality Assurance / Quality Control

Quality assurance and quality control procedures include the systematic insertion of blanks, standards and duplicates into the rock sample strings. The primary laboratory for Otjikoto is ALS Minerals in Vancouver where samples are analysed by fire assay / gravimetric finish using one assay tonne. Samples are prepared at Intertek Genalysis, Walvis Bay. Bureau Vertitas, Swakopmund, Namibia, is the umpire laboratory. All results stated in this announcement have passed B2Gold's quality assurance and quality control ("QA/QC") protocols. Tom Garagan is the Qualified Person as defined under National Instrument 43-101.

ON BEHALF OF B2GOLD CORP.

“Tom Garagan”
Senior Vice President of Exploration

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.